October 17, 2007

Mr. Michael Moran, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

RE:	Gottschalks Inc.
Item 4.01 Form 8-K filed October 16, 2007
File No. 1-9100

Dear Mr. Moran:

This letter is in response to your October 16, 2007 letter to the writer related to your comments on the subject Form 8-K.

  On October 17, 2007 we filed a form 8-K/A (Amendment No. 1) which revised the interim period referred to in the sixth and seventh paragraphs in section (a) from August 4, 2007 to October 10, 2007. The updated amendment included a letter from Deloitte & Touche LLP that they agree with the disclosures as revised. The updated letter was filed as Exhibit 16.1 to the amendment.

  In the Form 8-K/A (Amendment No. 1) filed on October 17, 2007, we also made a similar change to section (b) and changed the date there were no consultations with BDO Seidman from August 4, 2007 to October 15, 2007.

  Gottschalks Inc. acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
-	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be contacted at (559) 434-4641 should you have any questions regarding this letter.

Sincerely,

/s/ Daniel T. Warzenski
Daniel T. Warzenski
Vice President,
Chief Financial Officer

DTW:sf